EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS
Income Before Income Taxes	$349,758	$419,771	$347,077	$475,089	$480,850
Fixed Charges (as below)	146,226	171,171	209,339	174,188	167,682
Total Earnings	$495,984	$590,942	$556,416	$649,277	$648,532

FIXED CHARGES
Interest Expense	$94,293	$124,730	$173,870	$152,950	$156,107
Credit for Allowance for Borrowed Funds Used During Construction	42,733	36,641	25,269	10,538	1,475
Estimated Interest Element in Lease Rentals	9,200	9,800	10,200	10,700	10,100
Total Fixed Charges	$146,226	$171,171	$209,339	$174,188	$167,682

Ratio of Earnings to Fixed Charges	3.39	3.45	2.65	3.72	3.86